UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL



Date of Request: December 16, 2002



          Nevada                                            86-1033275
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(State or other jurisdiction of                       (IRS Employer I.D. Number)
 incorporation or organization)

 4213 North Tabor Street,                      Mesa,    Arizona           85215
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(Address of principal executive offices)      (City)     (State)           (Zip)

                                 (602) 267-3855
                       ----------------------------------
                        (Registrant's Telephone Number)

Securities  Act  registration  statement file number to which this form relates:
10SB12G

ITEM 1.  Withdrawal of Registration Statement.

On June 13, 2002, EMO Corporation, a Nevada corporation, filed a Registration Statement on Form 10SB12G, and thereafter amended on September 20, 2002, File No. 000-49860, with the Securities and Exchange Commission. The Board of Directors of EMO Corporation has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Registration Statement on Form 10SB12G, File No. 000-49860.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Phoenix, State of Arizona, U.S.A. on the 16thth day of December, 2002.

                                                     EMO CORPORATION

                                            By:/s/ William D. O'Neal
                                            ------------------------------------
                                                   William D. O'Neal, President